SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MANUAL FOR DISCLOSURE AND USE OF
INFORMATION AND TRADING POLICY FOR SECURITIES
ISSUED BY GOL LINHAS AÉREAS INTELIGENTES S.A. (“DISCLOSURE POLICY”)

TABLE OF CONTENTS

CHAPTER I. PURPOSE AND SCOPE	4

CHAPTER II. DEFINITIONS	4

CHAPTER III. FUNDAMENTAL PRINCIPLES	6
Principle of Freedom of Decision	6
Principle of Access to Information	6
Principle of Equal Treatment	6
Principle of Transparency	7

CHAPTER IV. DISCLOSURE PRACTICES OF GOL	7
Required Reports	7
Information Releases	7
Investor Relations Website Address ("IR Web Address")	8
Earnings Release	8

CHAPTER V. FREQUENCY AND PROCEDURE FOR RESULT DISCLOSURES	9
Result Disclosure Schedule	9
Meetings for Presentation of the Financial Performance	9
Other Meetings	9

CHAPTER VI. PROCEDURES FOR REPORTING INFORMATION OF
TRADING BY MANAGERS AND RELATED PARTIES	10

CHAPTER VII. PROCEDURES FOR REPORTING AND DISCLOSURE OF
PURCHASES OR SALES OF RELEVANT EQUITY INTEREST	10

CHAPTER VIII. TRADING POLICY FOR SECURITIES ISSUED BY THE
COMPANY 11
Initial Considerations Regarding the Adoption of the Trading Policy	11
Trading Through Accredited Brokerage Firms and Lockout Periods	12
Trading Restrictions Pending the Disclosure of a Relevant Act or Fact	12
Exception to General Restrictions on the Trading of Securities	13
Restrictions on Trading After the Disclosure of a Relevant Act or Fact	13
Prohibited Trading Period Prior to the Disclosure of Quarterly and Annual
Information and the Financial Statements	13
Prohibited Purchase or Sale of Shares Issued by Gol	14
Prohibited Trading Applicable to Former Managers Only	14
General Provisions Applicable to Prohibited Trading	14
Restrictions regarding Changes in the Trading Policy	15
Individual Investment Programs	15

CHAPTER IX. SERIOUS PENALTIES AND VIOLATIONS	15

CHAPTER X. MISCELLANEOUS	16
Annual Audit	16
Third-Party Liability	16
Amendment to the Manual	16

CHAPTER I. PURPOSE AND SCOPE

Art. 1 The purpose of this Manual is to establish (i) practices for the use and disclosure of information, with the purpose of ensuring that information is disclosed in a technical, complete, impartial, timely and equal manner, as well as to prohibit undue use of Privileged Information; and (ii) the trading policy for securities issued by Gol Linhas Aéreas Inteligentes S.A. (“Gol”) to be complied with by the following persons:

§1 Managers, direct or indirect Controlling Shareholders, members of the Fiscal Board and members of other Technical and Advisory Bodies of Gol;

§2 Employees and Executive Officers with access to relevant information; and

§3 By whomever that, because of his/her title, role or position in the Controlling Company, Controlled Companies and Affiliated Companies, may be aware of information related to a relevant act or fact about Gol.

Art. 2 The people mentioned in the above article, hereinafter referred to as "Qualified Individuals", shall sign their respective "Statements of Adhesion" with regard to this Manual, under the terms of Articles 15, §1º, item I and 16, §1º of the Brazilian Securities and Exchange Commission Instruction No. 358 of January 3, 2002, as amended, as per a sample copy attached to this Manual (Annex I).

Art. 3 Gol shall keep at its headquarters a list of the people who have signed the Statement of Adhesion. This list shall be updated on a continuous basis as the adhesion of new people is required. Likewise, whenever their reference data are changed, the signatories of the Statement of Adhesion shall immediately inform Gol about the changes. This list shall remain available to the Brazilian Securities and Exchange Commission (CVM).

Art. 4 The Statement of Adhesion shall be kept filed at Gol's headquarters for as long as their signatories keep relationship links with the Company and for at least five years after the end of said relationship.

CHAPTER II. DEFINITIONS

Art. 5 Whenever used in this Manual, the terms and expressions below shall have the following meanings:

§1   “Controlling Shareholders” or “Controlling Company”: the shareholder or group of shareholders, under a shareholders' agreement or under a common control, holding a controlling stake in Gol, under the terms of Law No. 6.404/76, as amended.

§2   “Managers”: the executive officers or members of the board of Directors of Gol, either permanent or alternate.

§3   “Stock Exchange”: the stock exchanges where the securities issued by Gol are accepted for trading, in Brazil or abroad.

§4   “Company”: Gol Linhas Aéreas Inteligentes S.A. (“GOL”).

§5   “Audit Board Members”: the Gol’s Audit Board members and substitutes during the fiscal years to which they are appointed at a Shareholders' General Meeting.

§6 “Commercial Contacts”: whoever is aware of information on a relevant act or fact about Gol, particularly those persons having a commercial, professional or confidence relationship with Gol, such as independent auditors, securities analysts, consultants and institutions that are part of the securities distribution system.

§7 “Accredited Brokerage Firms”: the brokerage firms accredited by Gol for trading its securities on behalf of persons subject to this Manual.

§8 “CVM”: the Brazilian Securities and Exchange Commission.

§9 “Investor Relations Officer”: the Gol’s executive officer responsible for providing the investing public, the CVM and the Stock Exchange with information and also keeping Gol registration (DRI) duly updated.

§10.    “Former Managers”: former executive officers and former directors who are no longer members Gol’s Board of Directors.

§11.    “Employees and Executive Officers with access to relevant information”: Gol's employees and executive officers who, by virtue of their titles or positions in the Company, have access to any Insider Information.

§12.    “Insider Information” or “Relevant Information”: any privileged information about the Company, capable of bearing significant influence on the Securities prices and not yet disclosed to the investing public (See Policy for Disclosure of a Relevant Act or Fact).

§13.    “Instruction 358”: CVM's Instruction No. 358 of January 3, 2002, as amended, which provides for the use and disclosure of information regarding a Relevant Act or Fact related to publicly-held companies as well as the trading of its issued securities pending, among other matters, a relevant fact not yet disclosed to the market.

§14.    “Manual”: This Manual for Disclosure and Use of Information and Trading Policy for Securities Issued by GOL.

§15.    “Technical or Consulting Bodies”: Bodies created by Gol under its by-laws holding a technical function or whose task is to advise its administrators.

§16.    “Related Parties”: people who keep any of the following relationships with executive officers, directors, members of the audit board, or members of technical or consulting bodies of the Company: (i) the spouse of whom is not legally separated, (ii) the common-law husband/wife; (iii) any dependent included in one's annual income tax return, and (iv) the companies directly or indirectly controlled by the executive officers and directors and people holding similar functions or by their Related Parties.

§17.    “Investing Public”: security investors, analysts and other capital market players.

§18.    “SEC”: the Securities and Exchange Commission, the regulatory agency of the securities market in the United States of America.

§19.    “Affiliated Companies”: companies over which Gol holds a significant influence. "Significant influence" means that Gol holds or exerts the power to participate in decisions involving the financial or operational policies of the company without controlling it. The existence of this significant influence is also assumed when Gol is the holder of twenty percent (20%) or more of the company's voting capital, without controlling it.

§20.    “Controlling Companies”: the companies which are either directly or indirectly controlled by Gol. "Control" means the power effectively used to manage the company's activities and to guide the operation of its bodies, either directly or indirectly, de facto or de jure. There is a relative presumption of holding of a controlling power in relation to the person or group of persons bound by a shareholders’ agreement or under a common control, of a person who is the holder of shares assuring the majority of votes of the shareholders attending the last three general meetings of the company, although not being the holder of the shares that assure the absolute majority of the voting capital.

§21.    “Securities”: The expression "securities" as used in this Manual refers to any share, debenture, subscription warrants, receipts (including those issued outside Brazil and backed by shares), underwriting rights, promissory notes, call or put options, indexes and derivatives of any kind, or else any other securities or collective investment contracts issued which, by a legal determination, is regarded as a security.

§22.    “Relevant Fact”: Any decision by the Controlling Shareholder, resolution by the Shareholders’ Meeting or by the management bodies of Gol or any other act or fact of a political-administrative, technical, legal, business or economic-financial nature occurred or related to Gol’s business, which may have a reasonable influence on (i) the prices of Securities; (ii) investors’ decision to buy, sell or hold the Securities; or (iii) investors’ determination to exercise any rights inherent to their capacity of Securities holders. The examples listed in article 2 of Instruction 357 are also deemed to be a Relevant Fact.

CHAPTER III. FUNDAMENTAL PRINCIPLES

Art. 6 The persons subject to this Manual shall conduct themselves based on good faith, loyalty, truthfulness, transparency and also according to the general principles established in the paragraphs below.

- Principle of Freedom of Decision

§1         º The investment decisions (sale, purchase or holding) regarding the securities are sovereign acts of each investor. The investing public should seek better returns based on the interpretation of the information disclosed to the market, but never through insider access to such information.

- Principle of Access to Information

§2         º Every investor needs to be informed so as to make a good decision. Therefore, it is essential that Gol assures the availability of relevant and quality information on a regular basis. The persons subject to this Manual are required to assure that the disclosure of information about the equity and financial situation of Gol is complete, continuous and developed by the Company’s managers responsible for this function. This information should also include data on the evolution of its respective shareholding positions in the Company's capital stock, as provided for in this Manual and in the regulations in force.

- Principle of Equal Treatment

§3         º Every investor shall have equal access to information in order to exercise his/her right to decide. It is necessary that the information supplied by Gol be available in time to allow the investor to make an informed decision, and that the investor perceives an equal treatment in the process. The disclosure of information, either voluntarily or involuntarily, without being accessible to the whole target public, is not only illegal but negatively impacts the pricing of the securities issued by the Company.

- Principle of Transparency

§4º The information available to the investing public should be transparent, that is, it must faithfully, technically, fully and accurately reflect Gol’s operations and economic and financial condition.

CHAPTER IV DISCLOSURE PRACTICES OF GOL

Art. 7 The system used by Gol to communicate with the investing public consists of the following instruments:

- Required Reports

§1º Notwithstanding the reports mentioned below, Gol shall prepare and submit to the CVM and SEC, a standardized information report as required by them, according to the schedule below.

I. CVM

a.  “DFP” – Standardized financial statements: up to one month before the date set for the holding of the Shareholders' General Meeting ("AGO"), or on the same date of their publication by the press or when they become available to the shareholders, whichever occurs firstly;

b.  “ITR” – Quarterly Information: up to 45 days after the closing of each quarter of the fiscal year, except for the last quarter, or when Gol discloses information to shareholders or third parties if this should occur on a previous date. The management quarterly reports (§5 below) for disclosure to the investing public shall be included in the ITR (item “consolidated comment on the performance”) and also be delivered as economic and financial data by the IPE (CVM document forwarding system); and

c.   “Reference Form” – the updated reference form shall be delivered every year within up to five (5) months after the closing date of the fiscal year and shall be updated at specific dates after the occurrence of certain events.

II. SEC

a. form 20-F: up to 120 days after the closing of the fiscal year; and

b.forms 6-K: any documents delivered to the CVM (ITR and DFP), except for the Reference Form), including notes on Relevant Facts (§2 below) delivered to the CVM at the same time as such information becomes available in the Portuguese language. It should be pointed out that the tables showing the trading of shares owned by individual managers, delivered to the CVM, are not required by SEC – only exception to this rule, except when a relevant change occurs.

- Information Releases

§1º Notes on Relevant Facts and Company's Acts regarding announcements, notices and minutes of general meetings and meetings of the Board of Directors are regarded as information releases issued by GOL.

§2º The disclosure of Relevant Facts shall be made by at least two (2) news portal on a web page that makes the full information available in a section with free-of-charge access. The disclosure shall be made in a clear and accurate manner and in a language accessible to the investing public. An English version shall be simultaneously available from the GOL web page and, also, delivered to SEC in form 6-K, as indicated above.

§3º All forms delivered to SEC (including Form 20-F) shall be delivered through the IPE (CVM document forwarding system), with a translation into Portuguese, at the same time such information is filed with SEC.

- Investor Relations Website Address ("IR Web Address")

§4º The IR Website is an important vehicle for Gol's communication with its investing public. It must contain all relevant information supplied on a regular, quality and equitable basis (in the Portuguese and English languages). At least the following information should be available:

I.        information to CVM and SEC;

II.           reports on the quarterly results and performance analysis;

III.        updated standard presentation to the investing public and transcription of teleconferences;

IV.         evolution of the share prices and volume traded;

V.       annual report (pdf and online); and

VI.         contact information regarding the investor relations team of Gol.

- Earnings Releases

§5º Management reports on the March, June, September and December quarterly results must be prepared for the purpose of informing the target public about Gol’s quarterly and year-to-date operational, economic and financial performance (in comparison with the previous year) through an objective analysis of the results achieved and the balance sheet position.

§6º The annual report consolidates the rendering of accounts of Gol's management to its shareholders and investing public. Said document must contain all the Company's financial statements, a management performance analysis in the period and other information that leads to the understanding of:

I.             the business in which Gol operates, with the required segmentation;

II.          the quality of Gol's managers;

III.        the strategic position adopted and future growth opportunities; and

IV.     the operational, economic and financial performance in the period.

CHAPTER V. FREQUENCY AND PROCEDURE FOR RESULT DISCLOSURES

- Result Disclosure Schedule

Art. 8 The Investor Relations Officer is responsible for disclosing the quarterly results, preferably before the beginning or after the closing of the business, as well as to ensure the immediate and broad dissemination, in a clear and accurate manner, in a language that is accessible to the investing public, simultaneously to all markets where such securities are accepted for trading.

Art. 9 The process for disclosing Gol's quarterly results shall comply with the following schedule, in order to assure compliance with the fundamental principles of this Manual:

§1º Beginning: deliver the ITRs and DFPs electronically (including the respective management reports on the results) to CVM, SEC (through forms 6-K) and NYSE (if the disclosure is made during the NYSE trading hours or little before its opening, the representative of Gol before the NYSE must be informed in advance – at least 10 minutes before the disclosure – to discuss the possible need to temporary interruption of the trading of Gol's securities on the market until the information is disseminated throughout the market – a guarantee mechanism against insider information);

§2º Dissemination: broadcast of a management report on the results through news - wire channels (possibly a summary of up to 400 works linked to the full document on Gol's IR Website), and simultaneously making the fully information available on Gol's IR Website so as to provide a broad and equal access to information;

§3º Investing Public: after the dissemination of the management report summary is confirmed by the news channels, Gol shall disclose said information to the registered investing public through its IR Website; and

§4º Phone Conference with transmission over the Internet (Webcast): meeting with the investing public and other interested parties in Brazil and abroad for an open discussion of the disclosed quarterly results with the Company's officers.

- Meetings for Presentation of the Financial Performance

Art. 10. In addition and after the time for disclosing the results is over, Gol may conduct roadshows with the investing public in Brazil and/or abroad in order to expand and consolidate the external image of the Company as a transparent and proactive entity when rendering accounts.

Art. 11. All fundamental principles and other additional recommendations in this manual shall be carefully complied every time that Gol's representatives are in contact with the investing public. No preferential information may be disclosed and, in the event of an involuntary occurrence of this fact, the Investor Relations Officer shall immediately take the necessary actions for allowing its broad disclosure to the market as a whole.

- Other Meetings

Art. 12. The Investor Relations Officer may comply with the requests made by investors interested in visiting the Company to discuss the financial results and the strategies implemented and in progress at Gol, always complying with the fundamental principles established in this Policy (Chapter III) and other additional recommendations in this Manual.

CHAPTER VI. PROCEDURES FOR REPORTING INFORMATION ON TRADING BY MANAGERS AND RELATED PARTIES

Art. 13. The Qualified Individuals shall supply information about their holding and trading of Securities issued by the Company, or also of Securities issued by Controlled Companies or controlling companies, provided that these are publicly-held companies of which they themselves or Related Parties are the owners, as well as changes in their positions and periodic trading plans, including subsequent changes and the nonfulfillment of said plans. The attached forms (III and IV) are related to the fulfillment of the procedures established in this Chapter.

Art. 14. The report shall be forwarded to the DRI at the web address negociacoesvmgol@golnaweb.com.br and shall contain at least the information below:

§1º Name and identification of the reporting person/entity, with the respective individual or corporate taxpayer identifying number;

§2º Amount by kind and class in the case of shares, and other characteristics in the case of other Securities, including derivatives and Securities referenced on the Securities issued by the Company, its Controlled Companies or its Controlling Companies, besides the identification of the issuing company and the position balance held before and after the trading; and

§3º Type of purchase or sale, price and dates of the transactions.

Art. 15. The information must be supplied by the above mentioned persons at the following moments:

§1         º On the first business day after having taken office; and

§2         º Within five (5) days after each transaction.

Art. 16. DRI shall forward all received information to CVM and, if applicable, to the Stock Exchange in which the Securities are admitted for trading, within no longer than ten (10) days after the end of the reference month. Only the consolidated forms must be delivered to SEC (that is, consolidated information about the officers, directors and members of the audit board).

CHAPTER VII. PROCEDURES FOR REPORTING AND DISCLOSURE OF PURCHASES OR SALES OF RELEVANT EQUITY INTEREST

Art. 17. The procedures for reporting and disclosing information on the trading of Securities issued by Gol involving relevant shareholding interests, as provided for in this Chapter, are based on Art. 12 of Instruction 358.

Art. 18. Relevant shareholding interest means such interest that directly or indirectly corresponds to five percent (5%) or more of the kind or class of shares in Gol's capital stock.

Art. 19. The reporting duty applies to: the direct or indirect Controlling Shareholders and the shareholders who elect members to the Board of Directors or to the Company's audit board, as well as any individual or legal entity, or group of people, acting jointly or representing the same interests, where they purchase or sell (or terminate) a relevant equity interest or rights over a relevant equity interest.

Art. 20. The information shall be supplied immediately after the relevant equity interest is achieved or sold.

Art. 21. The statement about the scope, purchase or sale of the relevant equity interest must be forwarded to the Company and must contain the information below:

§1º Name and identification of the buyer with the individual or corporate taxpayer identifying number;

§2º Purpose of the shareholding interest and targeted amount, containing, if applicable, a statement by the purchaser that the purchase is not intended to change the share control or the management structure of the company;

§3º Number of shares, subscription warrants, as well as the rights for subscription of shares and call options, by kind and class, already directly or indirectly held by the purchaser or a related person;

§4º Number of debentures convertible into shares already directly or indirectly held by the purchaser or a related person, indicating the number of shares covered by the possible conversion, by kind and class; and

§5º Reference to any agreement or contract regulating the exercise of the right to vote or the purchase and sale of Securities issued by the Company.

Art. 22. The person or group of persons representing the same interest, and holding a relevant equity interest equal to or higher than the above mentioned percentage, shall be equally required to disclose the same information every time said equity interest increases by five percent (5%) of the share kind or class representing Gol's capital stock.

Art. 23. The Investor Relations Officer is responsible for the transmission of the information to the CVM, as soon as received by the Company and, if applicable, to the Stock Exchanges where the Company's shares are admitted for trading.

CHAPTER VIII. TRADING POLICY FOR SECURITIES ISSUED BY THE COMPANY

- Initial Considerations Regarding the Adoption of the Trading Policy

Art. 24. One of the sections in Instruction 358 sets forth the prohibition for securities issued by publicly held companies to be traded by certain people in some specified situations. On the other hand, article 15 thereof allows the adoption, by publicly-held companies, of a trading policy for their Securities in such a manner as to permit – where it is faithfully complied with – an orderly trading of such Securities, thus removing possible presumption of undue use of Relevant Information.

Art. 25. This Chapter of the Manual establishes the rules for trading of Gol's Securities, contemplating (i) the restrictions on trading set forth in Instruction 358 and (ii) the internal policy for trading Securities as adopted by Gol.

Art. 26. The DRI reports covered by this Manual can be supplied by any written media, including, without limitation, letters, e-mails, intranet and releases.

- Trading Through Accredited Brokerage Firms and Lockout Periods

Art. 27. With a view to assuring the adequate standards for trading the securities of Gol and its Controlled publicly-held companies, a system is adopted establishing that all trading by the Company itself and the people required to adhere to this Manual shall not be carried out unless with the intermediation of the accredited brokerage firms listed in Attachment II, which was forwarded to CVM and must be kept updated.

Art. 28. The accredited brokerage firms shall be instructed in writing by the Company's Investor Relations Officer, and shall expressly accept such instruction, not to record transactions carried out by the Managers, Members of the Audit Board and other members of Technical and Consulting Bodies of the Company on all dates on which the Company trades or else advise the Accredited Brokerage Firms that they shall be trading shares issued by Gol.

Art. 29. Gol and the Qualified Individuals shall refrain themselves from trading the shares issued by the Company in all periods when, by force of a determination by the Investor Relations Officer, who is not required to justify his/her decision, trading of shares is restricted ("lock-up periods")

Art. 30. The same obligations apply to Controlling and Controlled Companies.

- Trading Restrictions Pending the Disclosure of a Relevant Act or Fact

Art. 31. In the circumstances described in the paragraphs below, Gol and the Qualified Individuals are prohibited to trade the Securities issued by Gol, its Controlled Companies and its Affiliated Companies until the Company discloses a Relevant Act or Fact to the market:

§1º Whenever any Relevant Act or Fact occurs in the business of Gol, its Controlled and Affiliated Companies that is known to the above mentioned people;

§2º Whenever an option or mandate is in progress or has been granted that stops the purchase or sale of shares issued by Gol itself, its Controlled Companies, its Affiliated Companies or another company under a common control;

§3º Whenever there is an intention to proceed to a merger, total or partial spin-off, consolidation, conversion or reorganization of a company; and

§4º During the period between the decision made by the competent company's body to increase or decrease the capital stock, distribute dividends, stock bonus or their derivatives, break down, group or issue other Securities, and the publication of the respective announcements.

Art. 32. Under the above circumstances, even after the disclosure of the Relevant Act or Fact, the lock-up shall still prevail if such a trading may - at Gol’s discretion - interfere with the trading of the Company's shares and result in losses to Gol and its shareholders. Whenever Gol decides to uphold the lock-up, the Investor Relations Officer shall disclose the decision in an internal notice.

- Exception to General Restrictions on Trading of Securities

Art. 33. The above prohibitions do not apply to the granting of shares under a direct share granting plan approved by the Shareholders' General Meeting of Gol, or to treasury share transactions through private trading related to the exercise of a call option according to a share option plan approved by the Shareholders' General Meeting of Gol and possible repurchases by Gol, also through the private trading of these shares.

Art. 34. The lock-up provided for in this Chapter, in the paragraphs of Art. 31, do not apply to Gol itself and to the Qualified Individuals, as from the date of signature of the Statement of Adhesion, when the transactions are conducted under the trading policy set forth in this Manual.

Art. 35. To enjoy the benefit established herein, trading by the above mentioned people under the CVM's trading rules shall be conducted as a long term investment, meeting at least one of the characteristics described in the paragraphs below:

§1º The underwriting or purchase of shares under the exercise of options granted as part of a Call Option Plan approved by the Shareholders' General Meeting;

§2º Execution of the purchase by Gol under a share repurchasing program for cancellation or to be held as treasury shares;

§3º Application of a variable remuneration received by way of profit sharing, in the purchase of Securities issued by Gol; and

§4º Execution of Individual Investment Programs by the Qualified Individuals.

- Lock-up After the Disclosure of a Relevant Act or Fact

Art. 36. Under the above circumstances, even after the disclosure of a Relevant Act or Fact, the lock-up shall continue in force if - at the Company’s discretion - trading may interfere with the business conditions of Gol's shares and result in losses to the Company or its shareholders.

Art. 37. Whenever Gol decides to uphold the lock-up, the Investor Relations Officer shall disclose the decision in an internal notice.

- Lock-up Prior to the Disclosure of Quarterly and Annual Information and the Financial Statements

Art. 38. Gol and the Qualified Individuals may not trade in the Company's Securities in the period of fifteen (15) days preceding the disclosure or publication, as applicable, of Gol's quarterly information (ITR) and annual information (DFP).

Art. 39. The Individual Investment Programs shall strictly comply with this restriction.

Art. 40. The Accredited Brokerage Firms shall be instructed by Gol, and shall expressly accept such instruction, not to record transactions carried out by the Company, its Managers, its direct and indirect Controlling Shareholders, Members of the Audit Board and members of other Technical and Consulting Bodies of the Company in the period of fifteen (15) days preceding the publication of the Company's Annual Information, Financial Statements and ITRs.

- Prohibited Purchase or Sale of Shares Issued by Gol

Art. 41. Gol's Board of Directors shall not pass any resolution for the purchase or sale of the Company's shares for as long as the events below are not disclosed to the public through the publication of a relevant fact:

§1º Entering into any agreement or contract for the transfer of the Company's share control; or

§2º Granting of an option or mandate for transferring the Company's share control; or

§3º The existence of an intention to proceed to the merger, total or partial spin-off, consolidation, conversion or reorganization of the Company;

Art. 42. If, after the repurchasing program is approved, there is a fact that falls within any of the three above circumstances, Gol shall immediately suspend the transactions with its issued shares until the disclosure of the respective relevant act or fact.

- Lock-up Applicable to Former Managers Only

Art. 43. Notwithstanding the provisions in Articles 49 to 52 regarding the Individual Investment Programs, the Managers who resign or are dismissed from their offices in Gol prior to the public disclosure of the business or fact started during their managing period may not trade in Gol's Securities during the period established in the paragraphs below:

§1         º For a term of six (6) months after they resign or are dismissed from their managing positions; or

§2         º Until the disclosure of the Relevant Act or Fact to the market by the Company, except if, in the second case, the trading in Gol's shares after the disclosure of the Relevant Act or Fact may interfere with the conditions of said business, causing losses to the Company's shareholders or the Company itself.

Art. 44. The first event to occur among the above alternatives shall always prevail.

- General Provisions Applicable to Lock-up

Art. 45. The Investor Relations Officer may, regardless of any justification or the existence of a relevant act or fact not yet disclosed, establish periods in which the Qualified Individuals may not trade in Securities issued by the Company or referenced on them. The Qualified Individuals shall keep secrecy about said periods.

Sole paragraph. The lock-up provisions set forth in this Manual apply to trading directly or indirectly carried out by the Qualified Individuals, even in the cases where trading by these people is conducted under the terms of the paragraph below:

§1º Through a company controlled by them;

§2º Through third parties with whom a stock or portfolio management or trust agreement is entered into, including, without limitation, investment clubs.

Art. 46. The lock-up provisions set forth in this Manual also apply to trading at stock exchanges, as well as trading carried out without the intervention of institution that is a member of the distribution system.

Art. 47. For the purposes of Art. 20 of Instruction 358 and this Chapter of the Manual, trading carried out by investment funds whose shareholders include people mentioned in the above item shall not be deemed as indirect trading, provided that the conditions below are complied with:

§1º The investment funds are not exclusive; and

§2º The investment fund manager’s trading decisions may not be influenced by the shareholders.

- Restrictions regarding Changes to the Trading Policy

Art. 48. The trading policy set forth in this Manual may not be changed pending the disclosure of a relevant act or fact.

- Individual Investment Programs

Art. 49. Individual Investment Program means the individual plans for purchase or sale of Securities filed with Gol's headquarters, under which the Qualified Individuals have shown their intention to purchase with their own resources or sell, in the long term, Securities issued by the Company.

Art. 50. For this purpose, the Individual Investment Program must have been filed for more than thirty (30) days with the Investor Relations Officer, showing, in approximate figures, the amount of resources the interested party intends to invest or the number of Securities to be purchased or sold during the effective term of the Individual Investment Program established by the interested party, not shorter than 12 months. At the end of this period, the interested party must submit a summary report on the development of said individual program.

Art. 51. Except for a duly justified force majeure event, the Securities purchased according to the Individual Investment Program may not be sold unless after ninety (90) days from the purchase date.

CHAPTER IX. SERIOUS PENALTIES AND VIOLATIONS

Art. 52. Violations of the provisions in CVM's Instruction No. 358/02 shall be regarded as a serious violation under §3 of Art. 11 of Law No. 6.385/76, which is transcribed in Annex V to this Manual.

Art. 53. The applicable penalties shall include (a) warnings, (b) fine that will not exceed the highest of (i) the amount of five hundred thousand reais (R$500,000.00), (ii) fifty percent (50%) of the issuance value or the irregular transaction; or (iii) three times the economic advantage amount obtained or the avoided loss that would have resulted from the illicit act; and (c) suspension of the office held.

§1º The occurrences of events that constitute a crime shall be reported to the Prosecution Office by CVM.

§2º The nonfulfillment of any of the provisions in this Manual shall make the violator subject to the penalties provided for in the Company's Disciplinary Regulations, besides the applicable administrative, civil and penal sanctions.

CHAPTER X. MISCELLANEOUS

Art. 54. Any amendment to the trading policy and to the disclosure policy, with consequent amendment to this Manual, shall be notified to CVM and, if the case may be, to those Stock Exchanges in which the Securities are admitted for trading, such notice to be enclosed with a copy of the resolution and of the full contents of the documents governing and being an integral part of the referred policies.

Art. 55. The Company’s Investor Relations Officer is the person in charge for the performance and follow-up of the disclosure and use of information policies; trading of Gol’s Securities, disclosure of a relevant act or fact and of the Individual Investment Programs.

- Annual Audit

Art. 56. The procedures for controlling trading in the Company’s Securities shall be annually audited by an independent auditor registered with the CVM, after which a substantiated report shall be issued thereby, attesting to the implementation of the control procedure. The results and reports arising out of the independent audit shall be sent to the CVM in the year subsequent to the sending of this manual.

- Third-Party Liability

Art. 57. The provisions hereof shall not supersede the liability arising out of the legal or regulatory requirements concerning third parties not directly related to the Company and which are aware of a relevant act or fact and may trade in Securities issued by the Company.

- Amendment to the Manual

Art. 58. This Manual has been approved by Gol’s Board of Directors and any amendment or review shall be required to be submitted to the same Board.

ANNEX I OF THE DISCLOSURE POLICY

STATEMENT OF COMPLIANCE WITH THE MANUAL FOR DISCLOSURE AND

USE OF INFORMATION AND TRADING POLICY FOR SECURITIES ISSUED BY

GOL

I hereby declare to be aware of and to have understood the Manual for Disclosure and Use of Information and Trading Policy for Securities Issued by GOL.

I hereby undertake, under the legal penalties as well as others provided for in GOL’s Disciplinary Regulation, to comply and cause the compliance with the referred Manual.

Name:______________________________________________________

Title:_______________________________________ CIF:_____________

Date:     /    /      City__________________________ State:__________

Signature

[Fill in and sign the Statement of Awareness above and send it to the Human Resources Director’s Office]

ANNEX II OF THE DISCLOSURE POLICY

ACCREDITATION OF BROKER FIRM

São Paulo,                         , 201__

To

Brazilian Securities and Exchange Commission – CVM

Superintendency of Market Relations and Intermediary Parties - SMI

Rua Sete de Setembro, nº 111 – 30º andar

20159-900 - Rio de Janeiro – RJ

Attn: ______________________

Re.:           Accredited Brokers

Dear Gentlemen,

We hereby inform you about the brokers that are authorized to trade in Securities issued by Gol Linhas Aéreas Inteligentes S.A., within the scope of the BM&FBovespa S.A. – Stock, Commodities and Futures Exchange

Below is a list of the accredited brokers:

1.           _________________________________

2.           _________________________________

3       ___________________________________

We shall be at your disposal for any explanations that may be necessary.

Very truly yours,

Gol Linhas Aéreas Inteligentes S.A. Investor Relations Officer

ANNEX III OF THE DISCLOSURE POLICY

STATEMENT OF DIRECT OR INDIRECT OWNERSHIP OF SECURITIES

ISSUED BY GOL AND ITS AFFILIATED COMPANIES

Statement of Direct or Indirect Ownership of Securities Issued by Publicly-Held Companies and Affiliated Companies
Date: Holder’s Name CPF/CNPJ Address Complement City Zip Code					CPF/CNPJ Identification N° State
Trading Date	Issuer	Business Type	Security Type	Total Amount	Purchase Price	Selected Broker	Other Relevant Information

ANNEX IVOF THE DISCLOSURE POLICY
TRADING RELATED TO SECURITIES ISSUED BY GOL AND ITS

DERIVATIVES

Trading Related to Securities and Derivatives
Period:[Month/year] Name: Identification: CNPJ/CGC:
Trading Date
Issuer
Business Type
Security Type
Targeted Amount
Amount by Kind and Class
Price
Selected Broker
Participation Purpose
Number of debentures convertible into stock, already held or indirectly
Amount of shares subject matter of conversion of debentures, by kind and class

ANNEX V OF THE DISCLOSURE POLICY

SERIOUS VIOLATIONS AND PENALTIES SET FORTH IN ART 11 OF LAW N° 6.385/76

Art. 11. The Brazilian Securities and Exchange Commission may impose the following penalties on the violators of this Law, of the Corporations Act (“Lei das Sociedades por Ações”), of the resolutions thereof, as well as of other legal provisions the compliance of which is to be inspected thereby.

I - warning;

II - fine;

III – suspension of the exercise of the office of director/officer or of statutory audit committee member of a publicly-held company, of a distribution system entity or of other entities subject to authorization from or registration with the Brazilian Securities and Exchange Commission;

IV – temporary disqualification, up to a maximum of twenty years, for the exercise of the offices referred to in the preceding item;

V – suspension of the authorization or registration for the exercise of the activities provided for in this Law;

VI – termination of the authorization or registration for the exercise of the activities provided for in this Law;

VII – temporary prohibition, up to a maximum of twenty years, to carry out certain activities or transactions, for the members of the distribution system or of other entities subject to authorization from or registration with the Brazilian Securities and Exchange Commission;

VIII – temporary prohibition, up to a maximum of ten years, to act, directly or indirectly, in one or more kinds of transactions in the Securities market.

§ 1º The fine shall not exceed the highest of the following amounts:

I – five hundred thousand reais (R$ 500,000.00);

II – fifty percent of the issue price or irregular transaction; or

III – three times the amount of the economic advantage obtained or of the loss avoided by reason of a tort.

§ 2º In cases of recurrence, either fine, under the terms of the preceding paragraph, up to three times the amounts ascertained, or the penalty provided for in items III to VIII of the head paragraph of this article, shall be alternatively applied.

§ 3º Save for the provisions in the preceding paragraph, the penalties set forth in items III to VIII of the head paragraph of this article shall only be applied in cases of serious violations, as thus defined in the regulations of the Brazilian Securities and Exchange.

§ 4º The penalties shall only be imposed in due compliance with the procedure provided for in §2 of art. 9 of this Law, the National Financial System Appeal Council being entitled to file an appeal.

§ 5º The Brazilian Securities and Exchange Commission, at its sole discretion, if the public interest shall so permit, may suspend, in any stage, the administrative proceedings filed for determining violations of the securities market laws, if the party under investigation or charge shall sign a statement of commitment, being undertaken to:

I – cease the performance of activities or acts deemed to be unlawful by the Brazilian Securities and Exchange Commission; and

II – redress the irregularities found out, including indemnification of losses.

§ 6º The commitment referred to in the preceding paragraph shall not imply admission as to the matter in fact, nor acknowledgement of any tort in the conduct under examination.

§ 7º The statement of commitment shall be published in the Federal Official Gazette, stipulating the term for compliance with obligations possibly undertaken, and shall constitute an extrajudicial execution instrument.

§ 8º In case the obligations are not timely complied with, the Brazilian Securities and Exchange Commission shall continue with the administrative proceedings previously suspended, in order to apply the applicable penalties.

§ 9º Upon the application of the penalties provided for in the law, the effective regret and the subsequent regret or the circumstance of any person freely admitting any tort or providing information with respect to the materiality thereof shall be taken into consideration.

§ 10.  The Brazilian Securities and Exchange Commission shall rule the application of the provisions in §5 to §9 of this article to the procedures conducted by the Stock Exchanges, Commodities and Futures Exchanges, organized over-the-counter market entities and entities for clearing and settlement of securities transactions.

§ 11.  The fine imposed for noncompliance with an order issued by the Brazilian Securities and Exchange, under the terms of item II of the head paragraph of art. 9 and of item IV of its §1 shall not exceed the amount of five thousand reais (R$ 5,000.00) for day of delay in the compliance thereof and its application is not contingent on the administrative proceedings referred to in item V of the head paragraph of the same article.

§ 12.  Appeal may be filed with the Full Panel of the Brazilian Securities and Exchange Commission, without suspensive effect, within ten days, against the decision to apply the fine mentioned in the preceding paragraph

[Manual approved at the Meeting of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. held on August 11th, 2015.]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.